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[ROPES & GRAY LOGO]

December 16, 2005



JPMorgan Trust I
522 Fifth Avenue
New York, New York 10036

Ladies and Gentlemen:

You have informed us that you intend to file a Rule 485(b) Post-Effective Amendment to your Registration Statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Commission") for the purpose of updating the JPMorgan Bond Fund, JPMorgan Emerging Markets Debt Fund, JPMorgan Enhanced Income Fund, JPMorgan Global Strategic Income Fund, JPMorgan Real Return Fund, JPMorgan Short Term Bond Fund, JPMorgan California Tax Free Bond Fund, JPMorgan Intermediate Tax Free Bond Fund, JPMorgan New Jersey Tax Free Bond Fund and JPMorgan New York Tax Free Bond Fund's (the "Series") financial information and making certain other changes.

We have examined your Declaration of Trust and, as on file in the office of the Secretary of The State of Delaware, the Certificate of Trust. We are familiar with the actions taken by your Trustees to authorize the issue and sale from time to time of your units of beneficial interest ("Shares") at not less than the public offering price of such Shares and have assumed that the Shares have been issued and sold in accordance with such action. We have also examined a copy of your By-laws and such other documents as we have deemed necessary for the purposes of this opinion.

Based on the foregoing, we are of the opinion that the issue and sale of the authorized but unissued Shares of the Series have been duly authorized. Upon the original issue and sale of your authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the net asset value of the Shares established and in force at the time of their sale, the Shares issued will be validly issued, fully paid and non-assessable.

We consent to this opinion accompanying the Post-Effective Amendment No. 25 when filed with the Commission.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP